FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November, 2017

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  ]

NATIONAL BANK OF GREECE

Athens, November 15, 2017

Press Release

National Bank of Greece (“NBG”) announces that its Board of Directors has resolved to voluntarily terminate the amended and restated deposit agreement dated May 28, 1998 (the “Agreement”), between NBG and The Bank of New York Mellon, as depositary (the “Depositary”) relating to its American Depositary Receipts each representing one ordinary share (“ADRs”). This resolution was adopted following the suspension of trading in the ADRs by the New York Stock Exchange (the “NYSE”) and, pursuant to a Form 25 filed by the NYSE with the U.S. Securities and Exchange Commission (the “SEC”) on December 12, 2015, the delisting of the ADRs from the NYSE. NBG intends to file a Form 15F with the SEC once it meets the criteria for terminating its reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Following the termination of NBG’s ADR program, the underlying ordinary shares of NBG will continue to trade on the Athens Exchange.

The Board of Directors of NBG weighed the benefits of maintaining the ADR program against the associated costs and risks and determined that terminating the ADR program is in the best interest of NBG due to the limited size of the ADR program, the costs associated with such program and NBG’s reporting, filing and compliance obligations under the Exchange Act.

NBG will today instruct the Depositary to terminate the Agreement and NBG expects that the Depositary will provide notice of termination to holders of ADRs shortly in accordance with the terms of the Agreement. NBG expects that the termination of the Agreement will become effective on or about March 15, 2018 (the “Termination Date”). Holders may surrender their ADRs to the Depositary for cancellation in exchange for the delivery of the underlying ordinary shares of NBG. NBG and the Depositary further intend to enter into an amendment to the Agreement, to become effective on the Termination Date, to shorten the period during which the Depositary may sell any shares underlying ADRs that have not been surrendered following the termination of the Agreement from one year to any time following such termination, as set out in a notice to owners of ADRs from the Depositary. Accordingly, at any time after the Termination Date, the Depositary may sell any shares underlying ADRs that have not been surrendered and may hold the uninvested net proceeds from of any such sale for the pro rata benefit of the holders of any such outstanding ADRs.

NBG reserves the right, for any reason, to delay any filings relating to the termination of its reporting requirements under the Exchange Act or to withdraw them prior to their effectiveness, and to otherwise change its plans with respect to any such filings.

NBG expects to continue to issue annual and interim financial statements prepared in accordance with International Financial Reporting Standards, press releases and other information in Greek and English and to make such information publicly available on its website at www.nbg.gr/en, taking into account the legal and regulatory frameworks applicable to NBG.

Special Note Regarding Forward-Looking Statements

This announcement includes forward- looking statements. Such statements can be generally identified by the use of terms such as “believes,” “expects,” “may,” “will,” “should,” “would,” “could,” “plans,” “anticipates” and comparable terms and the negatives of such terms. By their nature, forward-looking statements involve risk and uncertainty, and the factors described in the context of such forward-looking statements in this announcement, could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, among other factors, changing economic, financial, business or other market conditions. As a result, you are cautioned not to place any reliance on such forward-looking statements. Nothing in this announcement should be construed as a profit forecast and no representation is made that any of these statement or forecasts will come to pass. Persons receiving this announcement should not place undue reliance on forward-looking statements and are advised to make their own independent analysis and determination with respect to the forecast periods, which reflect the Group’s view only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)

Date: November 15 th, 2017

Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: November 15 th, 2017

Director, Financial Division